United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of May, 2005

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

(If  Yes  is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

CONTENTS
* Press Release  May 23, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano

       ___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: May 23, 2005

Web site: http://www.gruma.com
Monterrey, N.L., Mexico, May 23, 2005	New York Stock Exchange: GMK Bolsa Mexicana de Valores: GRUMAB

FIFTH CIRCUIT ANTITRUST WIN FOR GRUMA CORPORATION

Appellate Court Affirms Dismissal of All Antitrust Claims by Competitors

The United States Court of Appeals for the Fifth Circuit has affirmed a district court's dismissal of antitrust claims attacking broadly Gruma Corporation's use of marketing agreements, brought by seventeen of Gruma's competitors located in California, Arizona, Texas, and Michigan. The appellate court ruled that the competitors failed to prove any damages were caused by Gruma Corporation's conduct.

The Court of Appeals affirmed the trial court's judgment of December 2003 on the ground that ''plaintiffs failed to present substantial evidence demonstrating that Gruma Corporation's  conduct was a material cause'' of any injury to the plaintiffs.

Jairo Senise, Chief Executive Officer of Gruma Corporation, expressed the company's reaction to the Fifth Circuit's ruling: ''We welcome the Court's decision as upholding our efforts to bring the fruits of competition to consumers and retailers. The reason Gruma Corporation has grown is the favorable reception we have gotten every day from customers in choosing our Mission brand and other products due to excellent quality and service.''

Gregory Huffman, Gruma Corporation's attorney in the case, commented ''This decision sends a clear message that competitors would be well-advised to spend their efforts in trying to do a better job in the marketplace rather than complaining in court.''

Salvador Vargas, General Counsel of GRUMA, S.A. de C.V., Gruma Corporation's parent company, stated ''The Court's decision is welcome news as it confirms our company's policy to comply with applicable laws in each country where GRUMA, S.A. de C.V. operates.''

Further inquiries should be directed to Gregory Huffman at (214)-969-1144..

 GRUMA, S.A. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Europe, Mexico, Central America, and Venezuela and exports to around 50 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has more than 15,700 employees and 76 plants. In 2004, GRUMA had net sales of US$2.2 billion, of which about half came from the company's U.S. operations. For more information, visit www.gruma.com.